

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 6, 2010

Hassan Salari
President
Kid's Book Writer Inc.
408 Granville Street, Suite 1023
Vancouver, BC, V6C 1T2, Canada

　　　　Re:　　Kid's Book Writer Inc.
　　　　　　　Preliminary Revised Information Statement on Schedule 14C
　　　　　　　Filed October 4, 2010
　　　　　　　File No. 000-53376

Dear Mr. Salari:

　　　　We have completed our review of your filing and have no further comments at this time on the specific issues raised.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Maryse Mills-Apenteng
　　　　　　　　　　　　　　　　　Special Counsel